ArcelorMittal reports fourth quarter 2016 and full year 2016 results

Luxembourg, February 10, 2017 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and twelve month periods ended December 31, 2016.

Highlights:
▪	Health and safety performance was stable in FY 2016 as compared to FY 2015 with annual LTIF rate of 0.82x
▪	FY 2016 operating income of $4.2 billion; operating income of $0.8 billion in 4Q 2016 as compared to operating loss of $5.3 billion in 4Q 2015
▪	FY 2016 EBITDA of $6.3 billion versus $5.2 billion in FY 2015; EBITDA of $1.7 billion in 4Q 2016; up 51% versus 4Q 2015
▪	FY 2016 net income of $1.8 billion as compared to FY 2015 net loss of $7.9 billion
▪	FY 2016 steel shipments of 83.9Mt (-0.8% YoY); 4Q 2016 steel shipments of 20.0Mt up +1.6% versus 4Q 2015
▪	FY 2016 iron ore shipments of 55.9Mt (-10.4% YoY), of which 33.6Mt shipped at market prices (-16.6% YoY); 4Q 2016 iron ore shipments of 13.5Mt (-13.4% YoY), of which 8.1Mt shipped at market prices (-17.5% YoY)
▪	Net debt decreased to $11.1 billion as of December 31, 2016; $4.6 billion lower as compared to December 31, 2015

Strategic progress in 2016:

The Company has continued to make progress on its strategic objectives during 2016, including:

▪	Action 2020 delivering with $0.9 billion contribution to 2016 operating results
▪	FY 2016 cash requirements of the business[2] limited to $4.5 billion, in line with targets
▪	Cash flow from operations exceeded capex, in line with targets
▪	Net debt/EBITDA reduced to 1.8x in FY 2016 versus 3.0x in FY 2015

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 16	3Q 16	4Q 15	12M 16	12M 15
Sales	14,126	14,523	13,981	56,791	63,578
Operating income / (loss)	809	1,204	(5,331)	4,161	(4,161)
Net income/(loss) attributable to equity holders of the parent	403	680	(6,686)	1,779	(7,946)
Basic earnings/(loss) per share (US$)[3]	0.13	0.22	(2.89)	0.62	(3.43)

Operating income/(loss)/ tonne (US$/t)	40	59	(270)	50	(49)
EBITDA	1,661	1,897	1,103	6,255	5,231
EBITDA/ tonne (US$/t)	83	93	56	75	62
Steel-only EBITDA/ tonne (US$/t)	68	83	51	65	56

Crude steel production (Mt)	21.8	22.6	21.6	90.8	92.5
Steel shipments (Mt)	20.0	20.3	19.7	83.9	84.6
Own iron ore production (Mt)	13.9	13.7	15.5	55.2	62.8
Iron ore shipped at market price (Mt)	8.1	8.1	9.9	33.6	40.3

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“2016 was a year of progress for ArcelorMittal, characterised by improving market conditions, a strong contribution from our Action 2020 programme and steps from governments to address unfair trade. As a result, EBITDA was comfortably in excess of initial expectations and, furthermore, we have delivered on our commitment to prioritise debt reduction, significantly strengthening our balance sheet and ending the year with the lowest level of net debt since the creation of the Company.

We enter 2017 with good momentum in the business and the market. Our increased confidence is reflected in the Board’s decision to increase capital expenditure for 2017. The improvement in performance is, however, from a low base so we will need to continue to prioritise improved returns. Central to this will be our Action 2020 programme which will sustainably improve the underlying performance of the business. We remain fully focussed on continuing the good progress in the three areas of cost optimisation, product mix and volume growth. In addition, given global overcapacity, ensuring fair trade remains crucial and we will continue to call for a comprehensive solution to unfair trade practises.”

Fourth quarter 2016 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the three-month and twelve-month periods ended December 31, 2016 on:

Date	US Eastern time	London	CET
Friday February 10, 2017	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	78857953#
US local:	1 86 6719 2729	+1 24 0645 0345	78857953#
US (New York)	1 86 6719 2729	+ 1 64 6663 7901	78857953#
France:	0800 914780	+33 1 7071 2916	78857953#
Germany:	0800 965 6288	+49 692 7134 0801	78857953#
Spain:	90 099 4930	+34 911 143436	78857953#
Luxembourg:	800 26908	+352 27 86 05 07	78857953#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2047 088	English	500599#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance based on own personnel figures and contractors lost time injury frequency (LTIF) rate, remained stable at 0.82x for the twelve months of 2016 (“12M 2016”) as compared to 0.81x for the twelve months of 2015 (“12M 2015”).

Health and safety performance remained stable at 0.84x in the fourth quarter of 2016 (“4Q 2016”) as compared to the third quarter of 2016 (“3Q 2016”), and marginally higher than 0.83x for the fourth quarter of 2015 (“4Q 2015”).

The Company’s effort to improve the Group’s Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	4Q 16	3Q 16	4Q 15	12M 16	12M 15
Mining	1.39	1.08	0.72	1.07	0.74

NAFTA	0.87	0.89	0.95	0.95	1.02
Brazil	0.42	0.20	0.73	0.37	0.62
Europe	0.92	1.17	1.01	1.01	0.99
ACIS	0.61	0.55	0.58	0.58	0.54
Total Steel	0.75	0.80	0.84	0.78	0.82

Total (Steel and Mining)	0.84	0.84	0.83	0.82	0.81

Key corporate responsibility highlights for 4Q 2016:

•	Announced Low Carbon Technology partnership with Evonik, LafargeHolcim and Solvay across the steel, cement and chemicals industries to explore cross-sector carbon capture and reuse opportunities on an industrial scale, which could reduce up to 3 gigatonnes per year or 7% of global CO2 emissions.
•	Completed modernization of Zdzieszowice coke plant as part of major investment programme to ensure compliance with European Industrial Emissions Directive.
•	Launched a major revamp of Burns Harbour power plant (second phase) with significant energy and carbon savings expected on completion in 2019.
•	Ranked 1st in Climate Disclosure Project report “Nerves of Steel”’ for low carbon technology development and 5th overall.

Analysis of results for the twelve months ended December 31, 2016 versus results for the twelve months ended December 31, 2015

Total steel shipments for 12M 2016 decreased marginally by 0.8% to 83.9 million metric tonnes as compared with 84.6 million metric tonnes for 12M 2015, primarily due to lower shipments in Brazil (-6.8%) and Europe (-1.1%) offset in part by higher shipments in ACIS (+6.3%). On a comparable basis (considering the sale of long steel producing subsidiaries in the US (LaPlace and Vinton) in 2Q 2016 and Zaragoza in Spain during 3Q 2016), total steel shipments for 12M 2016 of 83.4 million metric tonnes were stable as compared with 83.6 million metric tonnes for 12M 2015.

Sales for 12M 2016 decreased by 10.7% to $56.8 billion as compared with $63.6 billion for 12M 2015, primarily due to lower average steel selling prices (-9.0%), lower steel shipments (-0.8%) and lower marketable iron ore shipments (-16.6%) offset in part by higher seaborne iron ore reference prices (+4.8%).

Depreciation of $2.7 billion for 12M 2016 was lower as compared to $3.2 billion for 12M 2015, primarily on account of the foreign exchange impact following the appreciation of the US dollar against major currencies and the reduced asset base following the impairments recorded at the end of 2015. FY 2017 depreciation is expected to be approximately $2.8 billion (at current exchange rates).

Impairment charges for 12M 2016 were $205 million of which $49 million related to the sale of ArcelorMittal Zaragoza in Spain and $156 million related to the Vanderbijlpark and Saldanha plants in South Africa, as compared to impairment charges of $4.8 billion for 12M 20154.

Exceptional income for 12M 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the new US labour contract15. Exceptional charges for 12M 2015 of $1.4 billion included $1.3 billion primarily related to the write-down of inventory following the rapid decline of international steel prices and litigation and other costs in South Africa ($0.1 billion).

Operating income for 12M 2016 was $4.2 billion as compared to operating loss of $4.2 billion in 12M 2015. Operating results for 12M 2016 were positively impacted by exceptional income as discussed above. Operating results for 12M 2015 were negatively impacted by the $4.8 billion impairment charges and $1.4 billion exceptional charges discussed above.

Income from investments in associates, joint ventures and other investments in 12M 2016 was higher at $615 million as compared to loss in 12M 2015 of $502 million. The income in 12M 2016 was primarily due to the gain on disposal of stakes in Gestamp5 ($329 million) and Hunan Valin6 ($74 million) as well as improved performance of the Calvert joint venture, Chinese and Spanish investees offset in part by impairments of the primary steel making assets at China Oriental. The loss in 12M 2015 was primarily due to write-downs totalling $565 million primarily related to the Company’s investments in the Kalagadi Manganese mining project in South Africa ($0.3 billion) and Indian investee ($0.1 billion), in each case due to downward revisions in projected cashflows and $0.1 billion related to the decrease in market value of the investment in Erdemir, partially offset by income ($0.1 billion) generated from the share swap with respect to Gerdau, Brazil7.

Net interest expense (including interest expense and interest income) was lower at $1.1 billion in 12M 2016, as compared to $1.3 billion in 12M 2015, driven by savings from: early bond repayments via debt tenders undertaken in 2Q 2016 and 3Q 2016 (totalling $3.5 billion); early redemption of 4.5% Notes due February 25, 2017 ($1.4 billion) and repayment at maturity on June 3, 2016, of a €1 billion 9.375% bond. The Company expects full year 2017 net interest expense of approximately $0.9 billion.

Foreign exchange and other net financing costs were $942 million for 12M 2016 as compared to foreign exchange and other net financing costs of $1.6 billion for 12M 2015. Foreign exchange gains/losses primarily relate to the impact of the USD movements on Euro denominated deferred tax assets and Euro denominated debt. For the 12M 2016 foreign exchange loss of $4 million was recorded (as compared to a loss of $697 million for 12M 2015), mainly on account of USD appreciation of 3.2% against the Euro (versus 10% appreciation in 12M 2015), 19.8% depreciation against BRL (versus 32% appreciation in 12M 2015) and 1.8% depreciation against the Kazakhstan tenge (versus 46% appreciation against the tenge in 12M 2015). Foreign exchange and other net financing costs for 12M 2016 also includes $0.4 billion premium incurred on the early redemption of bonds and $0.1 billion non-cash expense in connection with the issuance of shares in the context of the B-BBEE transaction in South Africa8.

ArcelorMittal recorded an income tax expense of $986 million for 12M 2016 as compared to an income tax expense of $902 million for 12M 2015. The deferred tax expense in 12M 2016 of $732 million includes $0.7 billion impact from the derecognition of deferred tax assets (DTA) in Luxembourg during the 1Q 2016 (related to revised expectations of the DTA recoverability in US dollar terms and not related to a deterioration of expected future taxable income).

Non-controlling interests for 12M 2016 were a loss of $45 million as compared to a net loss attributable to non-controlling interests of $477 million for 12M 2015. The net loss attributable to non-controlling interests for 12M 2016 primarily related to losses attributable to the minority interests in ArcelorMittal South Africa, partially offset by minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil. Non-controlling interests for 12M 2015 represented losses attributable to the minority interests in ArcelorMittal South Africa and Liberia resulting from the impairment of assets as described above.

ArcelorMittal’s net income for 12M 2016 was $1,779 million, or $0.62 earnings per share, as compared to a net loss for 12M 2015 of $7.9 billion, or $3.433 loss per share.

Analysis of results for 4Q 2016 versus 3Q 2016 and 4Q 2015

Total steel shipments for 4Q 2016 were 1.3% lower at 20.0 million metric tonnes as compared with 20.3 million metric tonnes for 3Q 2016 primarily due to lower shipments in ACIS (-9.2%) and NAFTA (-6.6%) offset in part by improvements in Brazil (+3.3%) and Europe (+1.6%). Steel shipments for 4Q 2016 of 20.0 million metric tonnes were 1.6% higher as compared to 19.7 million metric tonnes for 4Q 2015. On a comparable basis (considering the sale of long steel producing subsidiaries in the US (LaPlace and Vinton) in 2Q 2016 and Zaragoza in Spain during 3Q 2016), total steel shipments for 4Q 2016 were 2.8% higher as compared with 19.5 million metric tonnes for 4Q 2015.

Sales for 4Q 2016 were $14.1 billion as compared to $14.5 billion for 3Q 2016 and $14.0 billion for 4Q 2015. Sales in 4Q 2016 were 2.7% lower as compared to 3Q 2016, primarily due to lower steel shipments (-1.3%) and lower average steel selling prices (-2.0%), offset in part by higher iron ore reference prices (+20.8%). Sales in 4Q 2016 were 1.0% higher as compared to 4Q 2015 primarily due to higher steel shipment volumes (+1.6%), higher average steel selling prices (+3.5%), and higher iron ore reference prices (+51.7%) offset in part by lower market-priced iron ore shipments (-17.5%).

Depreciation for 4Q 2016 was $696 million as compared to $693 million for 3Q 2016 and $807 million for 4Q 2015. Depreciation was lower in 4Q 2016 as compared to 4Q 2015 primarily due to a decreased asset base following impairments recorded at the end of 2015 and foreign exchange impacts.

Impairment charges for 4Q 2016 were $156 million related to the Vanderbijlpark and Saldanha plants in South Africa. Impairment charges for 3Q 2016 were nil. Impairment charges for 4Q 2015 were $4.7 billion including $0.9 billion with respect to Mining segment goodwill and $3.8 billion primarily related to fixed assets.

Exceptional items for 4Q 2016 and 3Q 2016 were nil. Exceptional charges for 4Q 2015 were $0.9 billion which primarily included $0.8 billion inventory related charges following the rapid decline of international steel prices and litigation and other costs in South Africa ($0.1 billion).

Operating income for 4Q 2016 was $0.8 billion as compared to $1.2 billion in 3Q 2016 and an operating loss of $5.3 billion in 4Q 2015. Operating results for 4Q 2015 were impacted by exceptional charges as discussed above. Operating income for 4Q 2016 was lower as compared to 3Q 2016 primarily due to lower operating performance in steel segments offset in part by improved performance in the Mining segment driven primarily by higher iron ore prices.

Income from investments in associates, joint ventures and other investments for 4Q 2016 was lower at $14 million as compared to $109 million for 3Q 2016 (which had included the $74 million gain on disposal of ArcelorMittal’s stake in Hunan Valin), primarily due to impairment of the primary steel making assets at China Oriental ($50 million) offset by improved performance of the Calvert joint venture, Chinese and Spanish investees. Loss from investments in associates, joint ventures and other investments for 4Q 2015 was $655 million primarily due to write-downs totalling $608 million primarily related to the Company’s investments in the Kalagadi Manganese mining project in South Africa ($0.3 billion) and Indian investee ($0.1 billion) due to downward revisions in projected cash flows, and $0.1 billion related to the decrease in market value of the investment in Erdemir.

Net interest expense in 4Q 2016 was $221 million as compared to $255 million in 3Q 2016 and $312 million in 4Q 2015. Net interest expense was lower in 4Q 2016 as compared to 3Q 2016 primarily due to savings from early bond repayments in 3Q 2016. Net interest expense was lower in 4Q 2016 as compared to 4Q 2015 due to debt reduction including early bond repayment via debt tenders.

Foreign exchange and other net financing costs in 4Q 2016 was $278 million as compared to $223 million for 3Q 2016 and $342 million for 4Q 2015. Foreign exchange gains/losses primarily relate to the impact of the USD movements on Euro denominated deferred tax assets and Euro denominated debt. For 4Q 2016 a foreign exchange loss of $128 million was recorded (as compared to a gain of $65 million for 3Q 2016) mainly as a result of a 5.6% appreciation of the USD against the Euro (versus 0.5% depreciation in 3Q 2016) and a 0.4% appreciation against BRL (versus 1.1% appreciation in 3Q 2016). Foreign exchange and other net financing costs in 4Q 2016 includes $0.1 billion non-cash expense in connection with the issuance of shares in the context of the B-BBEE transaction in South Africa. Foreign exchange and other net financing costs for 3Q 2016 also include $158 million premiums incurred on the bond repayments via debt tenders. Foreign exchange and other net financing costs for 4Q 2015 include a foreign exchange loss of $104 million mainly on account of a 2.8% USD appreciation against the Euro, a 20.3% USD appreciation against the tenge currency in Kazakhstan and a 27.7% USD appreciation against the Argentine pesos (after currency controls were lifted) relative to the prior period.

ArcelorMittal recorded an income tax benefit of $13 million for 4Q 2016 as compared to an income tax expense of $146 million for 3Q 2016 and $441 million for 4Q 2015.

Net loss attributable to non-controlling interests for 4Q 2016 of $66 million represent income primarily related to losses generated by ArcelorMittal South Africa offset in part by minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil. Net income attributable to non-controlling interests for 3Q 2016 of $9 million related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil partially offset by losses generated by ArcelorMittal South Africa. Net loss attributable to non-controlling interests for 4Q 2015 of $395 million primarily related to South Africa and Liberia resulting from the impairment of the assets.

ArcelorMittal recorded net income for 4Q 2016 of $403 million, or $0.13 earnings per share as compared to net income for 3Q 2016 of $680 million, or $0.22 earnings per share, and as compared to net loss of $6.7 billion, or $2.89 loss per share for 4Q 2015.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion
NAFTA	AM/NS Calvert	Phase 1: Slab yard expansion – Expansion of Bay 4 and minor installations for Bay 5	Increase coil production level up to 4.6Mt/year coils	1Q 2016
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4Mt/year for bars for civil construction	1Q 2016
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	New caster at No.3 Steelshop installed	4Q 2016(a)

Ongoing projects

Region	Site	Project	Capacity / particulars	Forecast completion
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing and logistics	2018(a)
NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize and closure of galvanize line #1 (capacity 170kt of galvalume)	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9Mt/year	1Q 2017(b)
		HDG increase	Increasing HDG capacity by 0.4Mt/year	1Q 2017(b)
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2017
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(c)
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(d)

a)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now underway, which has resulted in structural changes required to improve asset and cost optimization. The plan involves idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (expected to be idled in 2017) whilst making further planned investments totalling ~US$200 million including a new caster at No.3 steelshop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing and logistics. The project is expected to be completed in 2018.

b)	On July 7, 2015, ArcelorMittal Poland announced it was restarting preparations for the relining of blast furnace No. 5 in Krakow, which has now been completed during 3Q 2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The capex value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the Group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

c)	Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora meltshop is expected to be completed in 2017, the Company does not expect to increase shipments until domestic demand improves.

d)	ArcelorMittal Liberia is considering moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher grade DSO Gangra deposit by 3Q 2017. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016 the operation at Tokadeh was right sized to 3Mtpa to focus on its ‘natural’ Atlantic markets. The nearby Gangra deposit is now the preferred next development in a staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrated sinter fine ore that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. Accordingly, the Company is finalising a final feasibility study on Gangra. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. With 2 billion tonnes of iron ore resource in its lease, ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long-term sinter feed and concentration phase.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	4Q 16	3Q 16	4Q 15	12M 16	12M 15
Sales	3,795	4,269	3,600	15,806	17,293
Operating income / (loss)	164	424	(741)	2,002	(705)
Depreciation	137	142	154	549	616
Impairment	-	-	507	-	526
Exceptional (income)/charges	-	-	353	(832)	454

EBITDA	301	566	273	1,719	891
Crude steel production (kt)	5,197	5,632	5,136	22,208	22,795
Steel shipments (kt)	5,011	5,364	4,581	21,281	21,306
Average steel selling price (US$/t)	681	715	706	672	732

NAFTA segment crude steel production decreased 7.7% to 5.2 million tonnes in 4Q 2016 as compared to 5.6 million tonnes for 3Q 2016.

Steel shipments in 4Q 2016 decreased by 6.6% to 5.0 million tonnes as compared to 3Q 2016, primarily driven by a 8.5% decrease in flat products volumes mainly reflecting a destock in the US.

Sales in 4Q 2016 decreased 11.1% to $3.8 billion as compared to $4.3 billion in 3Q 2016, primarily due to lower average steel selling prices (-4.7%) and lower steel shipment volumes as discussed above. Average steel selling price for flat products and long products declined -3.6% and -3.7%, respectively.

Operating income in 4Q 2016 decreased to $164 million as compared to operating income of $424 million in 3Q 2016 (see explanation below) and higher as compared to operating loss of $741 million in 4Q 2015. Operating performance in 4Q 2015 was impacted by impairments totalling $507 million with respect to the intended sale of Long Carbon facilities in the US (ArcelorMittal LaPlace, Steelton and Vinton) ($0.2 billion), and following planned asset optimization at Indiana Harbor East and West in the US ($0.3 billion). In addition, operating performance in 4Q 2015 was impacted by exceptional inventory related charges of $353 million following the rapid decline of steel prices.

EBITDA in 4Q 2016 decreased 46.9% to $301 million as compared to $566 million in 3Q 2016 primarily due to lower steel shipment volumes (-6.6%) (primarily driven by a 8.5% decrease in flat products volumes), and 4.7% decline in average steel selling prices (flat products and long products declined -3.6% and -3.7%, respectively). EBITDA in 4Q 2016 improved 10.3% as compared to $273 million in 4Q 2015 due to higher steel shipments volumes +9.4% (primarily due to higher shipments in Mexico).

Brazil

(USDm) unless otherwise shown	4Q 16	3Q 16	4Q 15	12M 16	12M 15
Sales	1,751	1,729	2,092	6,223	8,503
Operating income / (loss)	143	233	(134)	614	628
Depreciation	70	68	87	258	336
Impairments	-	-	176	-	176
Exceptional charges	-	-	52	-	91

EBITDA	213	301	181	872	1,231
Crude steel production (kt)	2,778	2,888	2,850	11,133	11,612
Steel shipments (kt)	2,841	2,751	2,873	10,753	11,540
Average steel selling price (US$/t)	565	582	565	536	647

Brazil segment crude steel production decreased 3.8% to 2.8 million tonnes in 4Q 2016 as compared to 2.9 million tonnes in 3Q 2016.

Steel shipments in 4Q 2016 increased by +3.3% to 2.8 million tonnes as compared to 3Q 2016, primarily due to a +8.5% increase in flat steel shipments (primarily exports) offset in part by a 6.0% decrease in long product shipments.

Sales in 4Q 2016 increased by 1.2% to $1.8 billion as compared to $1.7 billion in 3Q 2016, due to higher steel shipments as discussed above, offset in part by 2.9% decrease in average steel selling prices primarily in slab exports (both flat and long steel prices declining -4.6% and -1.7%, respectively).

Operating income in 4Q 2016 decreased to $143 million as compared to an operating income of $233 million in 3Q 2016 and increased as compared to an operating loss of $134 million in 4Q 2015. Operating performance in 4Q 2015 was impacted by impairment of $176 million related to the closure of Point Lisas (Trinidad and Tobago), and exceptional charges of $52 million relating to inventory write down in Point Lisas.

EBITDA in 4Q 2016 decreased by 29.1% to $213 million as compared to $301 million in 3Q 2016 primarily on account of lower average steel selling prices (due in part to weak product mix) as well as higher costs including repair and maintenance expenditures. EBITDA in 4Q 2016 was 17.6% higher as compared to $181 million in 4Q 2015 due to improved flat operations profitability offset in part by lower long products profitability including tubular operations in Venezuela impacted by currency devaluation9.

Europe

(USDm) unless otherwise shown	4Q 16	3Q 16	4Q 15	12M 16	12M 15
Sales	7,139	7,172	7,075	29,272	31,893
Operating income/ (loss)	387	414	(506)	1,270	171
Depreciation	311	303	307	1,184	1,192
Impairment	-	-	398	49	398
Exceptional charges	-	-	345	-	632

EBITDA	698	717	544	2,503	2,393
Crude steel production (kt)	10,173	10,571	9,988	42,635	43,853
Steel shipments (kt)	9,535	9,382	9,473	40,247	40,676
Average steel selling price (US$/t)	590	596	568	568	609

Europe segment crude steel production decreased by 3.8% to 10.2 million tonnes in 4Q 2016, as compared to 10.6 million tonnes in 3Q 2016 primarily due to the planned reline at ArcelorMittal Asturias (Spain).

Steel shipments in 4Q 2016 increased by 1.6% to 9.6 million tonnes as compared to 9.4 million tonnes in 3Q 2016, primarily due to a 7.3% increase in long product shipments following a recovery from the weak third quarter 2016 levels.

Sales in 4Q 2016 decreased 0.5% to $7.1 billion as compared to $7.2 billion in 3Q 2016, primarily due to lower average steel selling prices (-0.9%), (driven by a -6.1% decrease in long product prices offset in part by a +1.0% increase in flat product prices), offset in part by higher steel shipments as discussed above.

Operating income in 4Q 2016 was $387 million as compared to $414 million in 3Q 2016 and an operating loss of $506 million in 4Q 2015. Operating performance in 4Q 2015 was impacted by impairments of $398 million primarily in connection with the idling for an indefinite time of the ArcelorMittal Sestao plant in Spain as well as by exceptional charges of $345 million relating to the write-down of inventories following the rapid decline of steel prices.

EBITDA in 4Q 2016 decreased by 2.6% to $698 million as compared to $717 million in 3Q 2016 primarily due to higher input costs and translation foreign exchange impacts partially offset by higher steel shipment volumes and higher average steel prices in euros (+2.4%). EBITDA in 4Q 2016 improved by 28.2% as compared to 4Q 2015 primarily on account of higher average steel selling prices (+3.9%), higher steel shipment volumes (+0.7%) as well as cost efficiency improvements offset in part by higher input costs.

ACIS

(USDm) unless otherwise shown	4Q 16	3Q 16	4Q 15	12M 16	12M 15
Sales	1,526	1,586	1,250	5,885	6,128
Operating income/ (loss)	(92)	156	(455)	211	(624)
Depreciation	78	77	90	311	408
Impairment	156	-	267	156	294
Exceptional charges	-	-	159	-	239

EBITDA	142	233	61	678	317
Crude steel production (kt)	3,646	3,552	3,663	14,792	14,219
Steel shipments (kt)	3,095	3,408	3,078	13,271	12,485
Average steel selling price (US$/t)	432	419	356	395	432

ACIS segment crude steel production in 4Q 2016 increased by 2.6% to 3.6 million tonnes as compared to 3Q 2016 primarily due to the production recovery at Kryvyi Rih in Ukraine which had been impacted by production outages during the prior period.

Steel shipments in 4Q 2016 decreased by 9.2% to 3.1 million tonnes as compared to 3.4 million tonnes in 3Q 2016 primarily due to seasonally lower shipments in both CIS operations and South Africa.

Sales in 4Q 2016 decreased 3.8% to $1.5 billion as compared to $1.6 billion in 3Q 2016, primarily due to lower steel shipments (-9.2%) offset in part by higher average steel selling prices (+3.0%).

Operating loss in 4Q 2016 was $92 million, operating income in 3Q 2016 was $156 million and operating loss in 4Q 2015 was $455 million. Operating loss in 4Q 2016 was impacted by impairments of $156 million related to the Vanderbijlpark and Saldanha plants in South Africa. Operating performance in 4Q 2015 was impacted by impairments of $267 million primarily with respect to the Saldanha plant in South Africa due to its revised competitive outlook, and exceptional charges of $159 million primarily relating to a deferred stripping prepayment10, a provision in relation to competition cases in South Africa11 and the write-down of inventories following the rapid decline of steel prices.

EBITDA in 4Q 2016 of $142 million was lower as compared to $233 million in 3Q 2016. EBITDA in 4Q 2016 was impacted by a one-time charge of $28 million in relation to environmental liabilities at the Thabazimbi mine in South Africa. In addition, EBITDA in 4Q 2016 was lower than 3Q 2016 on account of lower steel shipment volumes and higher input costs partially offset by higher average steel selling prices. EBITDA in 4Q 2016 was higher as compared to $61 million in 4Q 2015, primarily due to higher average selling prices (+21.2%) offset in part by higher input costs.

Mining

(USDm) unless otherwise shown	4Q 16	3Q 16	4Q 15	12M 16	12M 15
Sales	896	809	757	3,114	3,387
Operating income/ (loss)	203	103	(3,442)	366	(3,522)
Depreciation	94	101	162	396	614
Impairments	-	-	3,370	-	3,370

EBITDA	297	204	90	762	462
Own iron ore production (a) (Mt)	13.9	13.7	15.5	55.2	62.8
Iron ore shipped externally and internally at market price (b) (Mt)	8.1	8.1	9.9	33.6	40.3
Iron ore shipment - cost plus basis (Mt)	5.4	5.8	5.8	22.3	22.1

Own coal production(a) (Mt)	1.8	1.6	1.4	6.3	6.1
Coal shipped externally and internally at market price(b) (Mt)	0.9	1.0	0.8	3.4	2.8
Coal shipment - cost plus basis (Mt)	0.9	0.9	0.8	3.4	3.2

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 4Q 2016 increased by 1.9% to 13.9 million metric tonnes as compared to 13.7 million metric tonnes in 3Q 2016 due to higher production at Ukraine and Canada, offset in part by lower production in Kazakhstan and Bosnia.

Own iron ore production in 4Q 2016 was lower by 10.4% as compared to 4Q 2015 primarily due to lower production in Canada, Ukraine, and Liberia. With ongoing focus on our most competitive iron ore operations: Liberia production is currently being maintained at approximately 2 million metric tonnes per annum and the Volcan mine in Mexico was suspended in October 2015 (2 million metric tonnes annual impact). Iron ore production in Ukraine during 2016 decreased to reflect a revised mine plan following a delay in accessing new tailings disposal land (which negatively impacted production by approximately 1Mt). Own iron ore production for the mining segment is expected to increase in 2017 with the transition to the Gangra deposit in Liberia (project under review and subject to board approval) additional production to potentially reach 3Mtpa, representing an increase of 1Mt versus 2016, until proposed full ramp up to 5Mtpa in 2018); restart of the Volcan mine in Mexico due to revised mine plan in light of improved price conditions (additional 2Mt) and production recovery in Ukraine following resolution of issues described above.

Market-priced iron ore shipments in 4Q 2016 were stable at 8.1 million metric tonnes as compared to 3Q 2016, primarily driven by lower shipments in ArcelorMittal Mines Canada offset by increased shipments in Ukraine. Shipments at ArcelorMittal Mines Canada were impacted by logistics and transportation issues following severe weather conditions during 4Q 2016. As a result, ArcelorMittal Mines Canada market-priced iron ore shipments declined to 6.2 million tonnes during 4Q 2016 as compared to 6.6 million tonnes in 3Q 2016 and recorded FY 2016 market-price iron ore shipments of 25.4 million metric tonnes (compared to 26.0 million metric tonnes in FY 2015), primarily due to operational and weather related issues. Market-priced iron ore shipments in 4Q 2016 decreased by 17.5% as compared to 4Q 2015 driven by decreased shipments primarily in Ukraine, Canada, Brazil and Liberia.

Market-priced iron ore shipments for FY 2016 were 16.6% lower as compared to FY 2015. FY 2017 market-priced iron ore shipments are expected to increase by approximately 10% versus FY 2016 for the reasons described above.

Own coal production in 4Q 2016 increased 9.1% to 1.8 million metric tonnes as compared to 1.6 million metric tonnes in 3Q 2016. Own coal production in 4Q 2016 increased 23.1% as compared to 4Q 2015.

Market-priced coal shipments in 4Q 2016 were 7.5% lower at 0.9 million metric tonnes as compared to 1.0 million metric tonnes in 3Q 2016 primarily due to decreased shipments at Princeton (US) offset in part by higher shipments in Kazakhstan. Market-priced coal shipments in 4Q 2016 increased 18.1% as compared to 4Q 2015 primarily due to increased shipments at Princeton (US).

Operating income in 4Q 2016 increased to $203 million as compared to an operating income of $103 million in 3Q 2016, and an operating loss of $3.4 billion in 4Q 2015, primarily for the reasons discussed below. Operating performance in 4Q 2015 was impacted by impairments of $3.4 billion including $0.9 billion with respect to goodwill and $2.5 billion primarily related to fixed assets, in respect of iron ore mining operations at ArcelorMittal Liberia ($1.4 billion), Las Truchas in Mexico ($0.2 billion), ArcelorMittal Serra Azul in Brazil ($0.2 billion) and coal mining operations at ArcelorMittal Princeton in the United States ($0.7 billion) mainly due to a downward revision of cash flow projections relating to the expected persistence of a lower raw material price outlook.

EBITDA in 4Q 2016 increased 45.9% to $297 million as compared to $204 million in 3Q 2016, primarily due to higher seaborne iron ore market reference prices (+20.8%). EBITDA in 4Q 2016 was significantly higher as compared to $90 million in 4Q 2015, primarily due to higher seaborne iron ore market reference prices (+51.7%), offset in part by lower market-priced iron ore shipment volumes (-17.5%).

Liquidity and Capital Resources

For 4Q 2016, net cash provided by operating activities was $1,653 million as compared to $876 million in 3Q 2016, including a $495 million release of working capital in 4Q 2016 as compared to a $565 million investment in working capital in 3Q 201612.

Net cash used in investing activities during 4Q 2016 was $809 million as compared to net cash used in investing activities of $300 million in 3Q 2016 and net cash used in investing activities of $646 million in 4Q 2015. Capital expenditure increased to $802 million in 4Q 2016 as compared to $535 million in 3Q 2016 and $736 million in 4Q 2015. FY 2016 capital expenditure was $2.4 billion which was lower than $2.7 billion for FY 2015.

Cash flows from other investing activities in 3Q 2016 of $235 million primarily consisted of proceeds from the sale of ArcelorMittal’s stake in Hunan Valin ($165 million)6 and from the sale of ArcelorMittal Zaragoza ($89 million)13. Cash flow from other investing activities in 4Q 2015 of $90 million primarily consisted of proceeds from the partial disposal of the Company’s stake in Stalprodukt and disposal of tangible assets.

Net cash used in financing activities for 4Q 2016 was $468 million as compared to $741 million for 3Q 2016 and $367 million for 4Q 2015. Net cash used in financing activities for 4Q 2016 primarily includes repayments of a $0.3 billion loan and $0.5 billion of short term facilities, offset in part by a $0.3 billion increase in commercial paper issuances.

Net cash used in financing activities for 3Q 2016 primarily included payments relating to bond repurchases pursuant to cash tender offers ($1.4 billion), offset by proceeds of $1.0 billion from the drawdown of other short term facilities (including $0.5 billion from the asset-based revolving credit facility at ArcelorMittal USA which matures in 2021, initially drawn for a period of 3 months). Net cash used in financing activities in 4Q 2015 primarily included the early redemption of the $500 million 3.75% notes due March 2016.

During 4Q 2016 and 4Q 2015, the Company paid dividends of $7 million and $11 million, respectively to minority shareholders in Belgo Bekaert Arames in Brazil. During 3Q 2016, the Company paid dividends of $7 million to minority shareholders in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

At December 31, 2016, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $2.6 billion as compared to $2.3 billion at September 30, 2016 and $4.1 billion at December 31, 2015. Gross debt decreased to $13.7 billion as at December 31, 2016, as compared to $14.4 billion at September 30, 2016 and $19.8 billion at December 31, 2015.

As of December 31, 2016, net debt decreased to $11.1 billion as compared with $12.2 billion at September 30, 2016 (primarily due to increase in cash from operating activities and foreign exchange), and lower as compared to $15.7 billion as of December 31, 2015.

As of December 31, 2016, the Company had liquidity of $8.1 billion, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $2.6 billion and $5.5 billion of available credit lines (see recent developments below). The $5.5 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA. On December 31, 2016, the average debt maturity was 7.0 years.

Action 2020 progress

The Company has made measurable progress on its strategic Action 2020 plan resulting in $0.9 billion of contribution to 2016 operating results.

We are approximately one third of the way along the Action2020 journey with all segments contributing to the progress in 2016. The savings achieved so far are largely from a combination of cost and product mix improvements. Volume is a key component of Action 2020 (5Mt volume improvement) and we expect to see more progress in this area in 2017.

•	Europe: The transformation program has progressed well with savings in procurement and productivity on track. Savings at the cluster leading plants supported by their satellite plants are being made, with changes to the operating model to focus on safety, operational performance, maximising reliability, improving quality and enhancing service levels. At the same time the reporting structure for some functions has been amended, notably finance, supply chain and marketing, which will drive a more integrated centrally co-ordinated approach, further reducing costs
•	Europe: Operating footprint further optimized following sale of Zaragoza, closure of Zumarraga and partial shut-down of Sestao in Spain
•	NAFTA: Indiana Harbor footprint optimization underway: idling of redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (expected to be idled in 2017). Further planned investments of ~$200 million including a new caster at No.3 steelshop (completed in 4Q 2016), restoration of the 80” HSM and Indiana Harbor finishing and logistics
•	NAFTA: Calvert ramp up advancing with automotive qualifications proceeding and increased capacity utilization;
•	NAFTA: Portfolio optimisation plans progressed with sale of long steel producing subsidiaries in the US (LaPlace and Vinton)
•	Brazil: Structural cost reductions being implemented; portfolio optimized with closure of Point Lisas operations in Trinidad and Tobago and further fixed costs savings in Argentina
•	ACIS: Improving operational performance in CIS (with production up in both Ukraine and Kazakhstan) and benefits of currency devaluation
•	Mining: FY 2016 cash costs reduced by 10% as compared to FY 2015

Key recent developments

o	On February 3, 2017, ArcelorMittal announced the opening of a new, €63 million production line - the Jet Vapor Deposition (JVD) line - at its facilities in Kessales, Belgium. The opening is the culmination of years of scientific investigation by ArcelorMittal’s research and development team to create a new, breakthrough technology for the metallic coating of steel. The new JVD line is part of a major €138 million investment programme within the scope of the 2014 Industrial Plan, an agreement between ArcelorMittal, the Walloon Government, Sogepa (Société de Gestion et de Participations) and the social partners. The JVD project was financed by Sogepa through ARCEO, a joint venture between Sogepa and ArcelorMittal. The JVD technology coats moving strips of steel in a vacuum chamber, by vaporizing zinc onto the steel at high speed. Zinc is used to coat steel to prevent corrosion, in order to improve durability. The JVD technology will be used to produce coated steels for automotive and other industrial applications offers multiple advantages including: a lower environmental footprint; ensures an exceptionally uniform coating enhancing surface quality and makes welding easier for the customers; guarantees excellent adhesion of the coating, regardless of the steel grade, even for the new ultra-high strength steels currently under development; removes the risk of the steel or zinc oxidizing and is highly flexible to produce different coating thicknesses and to coat a variety of substrates regardless of their chemical composition. JVD is a breakthrough process, not only in terms of production process but also in terms of product development. It creates two brand new product families: Jetgal® and Jetskin™, to ArcelorMittal’s unique range of metallic coatings.

o	Jetgal® is the brand name for the JVD zinc coating applied to steel grades for the automotive industry. It has been developed for steels including ultra-high strength steel Fortiform®, which is produced in ArcelorMittal Gent and Liège.
o	Jetskin™ is the brand name for the JVD zinc coating applied to steel grades for industrial applications such as household appliances, doors, drums and interior building applications.

o	ArcelorMittal Board of Directors has decided to propose a share consolidation based on a ratio 1:3, where every three current shares will be consolidated into one share (with a change to the number of shares outstanding and the nominal value of the shares outstanding). This proposal is subject to shareholder approval at an Extraordinary General Meeting of Shareholders expected to be held on May 10, 2017 which, if approved, will be implemented shortly thereafter. Details will be published in the convening notice for the General Meeting of Shareholders that is expected to be published in April 2017.

o	On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021. The Facility may be used for general corporate purposes. As of December 31, 2016, the $5.5 billion revolving credit facility remains fully available.

o	On December 16, 2016, ArcelorMittal signed a €350 million Finance Contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, namely predominantly France, Belgium and Spain, but also in Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments.

o	On November 8, 2016, ArcelorMittal announced it is expanding its global portfolio of automotive steels by introducing a new generation of advanced high strength steels (AHSS). These innovative steels include the launch of new press hardenable steels (PHS) Ductibor® 1000 and Usibor® 2000 – both of which are already available for OEM qualification testing in Europe - and martensitic steels MartINsite® M1700 and M2000. The Company is also preparing to expand its family of third generation advanced high strength steel (3G AHSS), which currently includes Fortiform® 1050 in Europe, starting in 2017. Together, these new steel grades will help automakers further reduce body-in-white weight to improve fuel economy without compromising vehicle safety or performance.

o	On October 21, 2016, ArcelorMittal signed an agreement with Kgalagadi Alloys (Proprietary) Ltd for the sale of its 50% investment in Kalagadi Manganese for a deferred consideration to be paid during the life of the mine and capped at $150 million. The completion of the sale is subject to various closing conditions and regulatory approvals. The South African Competition Commission approved the sale on January 16, 2017. The Company expects to complete the sale during the first half of 2017.

Financial calendar for 2017:

o	May 12, 2017: 1Q 2017 earnings release, conference call with Heads of Finance and Investor Relations
o	July 28, 2017: 2Q 2017 earnings release, interim review conference call with CEO and CFO (CEO office), Heads of Finance and Investor Relations
o	November 10, 2017: 3Q 2017 earnings release, conference call with Heads of Finance and Investor Relations

Outlook and guidance

Global apparent steel consumption (“ASC”) is estimated to have expanded by +1% in 2016. Based on the current economic outlook, ArcelorMittal expects global ASC to grow further in 2017 by between ~ +0.5% to +1.5%. By region: ASC in the US declined in 2016 by approximately -1.0% to -1.5%, driven in large part by a significant destock in the 2H 2016. However, underlying demand continues to expand, and the expected absence of a further destock in 2017 should support ASC growth in the US of approximately +3.0% to 4.0% in 2017. In Europe, ArcelorMittal expects the pick-up in underlying demand to continue, supported by the strength of the automotive end market, but apparent demand is expected to be modest at +0.5% to +1.5% in 2017 (versus growth of +1.5% to +2.0% in 2016). In Brazil, following the significant decline in ASC in 2016 (-13.0% to -13.5%) ASC is expected to grow by +3.0% to +4.0% in 2017 as the economy mildly recovers as consumer confidence returns. In the CIS, following an ASC decline of -3.5% to -4.0% in 2016, the region should stabilize in 2017 with ASC similar to 2016 levels (-0.5% to +0.5%). In China, following ASC growth of +1.0% to +1.5% in 2016, demand is expected to stabilise in 2017 (decline of around 0% to -1.0%) as the ongoing weakness in the real estate sector is expected to be offset in part by robust infrastructure and automotive end markets.

Capex spend in 2017 is expected to increase to $2.9 billion (from $2.4 billion in 2016) as the Group seeks to capitalise on opportunities to grow value and returns. In addition, interest expense is expected to decline to $0.9 billion (as compared to $1.1 billion in FY 2016); while cash taxes and contributions to fund pensions are expected to increase by a total of $0.2 billion. As a result, the Company expects the cash needs of the business in 2017 to increase to $5.0 billion (from $4.5 billion in 2016).

ArcelorMittal Condensed Consolidated Statement of Financial Position1

	Dec 31,	Sep 30,	Dec 31,
In millions of U.S. dollars	2016	2016	2015
ASSETS
Cash and cash equivalents including restricted cash	2,615	2,256	4,102
Trade accounts receivable and other	2,974	3,412	2,679
Inventories	14,734	13,598	13,424
Prepaid expenses and other current assets	1,665	1,537	1,859
Assets held for sale[14]	259	166	262
Total Current Assets	22,247	20,969	22,326

Goodwill and intangible assets	5,651	5,756	5,592
Property, plant and equipment	34,831	35,807	35,780
Investments in associates and joint ventures	4,297	4,419	4,911
Deferred tax assets	5,837	6,001	6,625
Other assets	2,279	2,083	1,612
Total Assets	75,142	75,035	76,846

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	1,885	1,817	2,308
Trade accounts payable and other	11,633	10,060	10,416
Accrued expenses and other current liabilities	4,502	4,527	5,097
Liabilities held for sale[14]	95	115	220
Total Current Liabilities	18,115	16,519	18,041

Long-term debt, net of current portion	11,789	12,632	17,478
Deferred tax liabilities	2,529	2,453	2,496
Other long-term liabilities	10,384	10,844	11,261
Total Liabilities	42,817	42,448	49,276

Equity attributable to the equity holders of the parent	30,135	30,336	25,272
Non–controlling interests	2,190	2,251	2,298
Total Equity	32,325	32,587	27,570
Total Liabilities and Shareholders’ Equity	75,142	75,035	76,846

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars unless otherwise shown	Three months ended			Twelve months ended
	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Sales	14,126	14,523	13,981	56,791	63,578
Depreciation	(696)	(693)	(807)	(2,721)	(3,192)
Impairment	(156)	-	(4,718)	(205)	(4,764)
Exceptional income / (charges)	-	-	(909)	832	(1,436)
Operating income / (loss)	809	1,204	(5,331)	4,161	(4,161)
Operating margin %	5.7%	8.3%	(38.1%)	7.3%	(6.5%)

Income / (loss) from associates, joint ventures and other investments	14	109	(655)	615	(502)
Net interest expense	(221)	(255)	(312)	(1,114)	(1,278)
Foreign exchange and other net financing (loss)/gain	(278)	(223)	(342)	(942)	(1,580)
Income / (loss) before taxes and non-controlling interests	324	835	(6,640)	2,720	(7,521)
Current tax	(80)	(67)	(39)	(254)	(331)
Deferred tax	93	(79)	(402)	(732)	(571)
Income tax benefit / (expense)	13	(146)	(441)	(986)	(902)
Income / (loss) including non-controlling interests	337	689	(7,081)	1,734	(8,423)
Non-controlling interests (income) / loss	66	(9)	395	45	477
Net income/(loss) attributable to equity holders of the parent	403	680	(6,686)	1,779	(7,946)

Basic earnings / (loss) per common share ($)[3]	0.13	0.22	(2.89)	0.62	(3.43)
Diluted earnings / (loss) per common share ($)[3]	0.13	0.22	(2.89)	0.62	(3.43)

Weighted average common shares outstanding (in millions)	3,059	3,059	2,317	2,860	2,316
Diluted weighted average common shares outstanding (in millions)	3,064	3,063	2,317	2,865	2,316

OTHER INFORMATION
EBITDA	1,661	1,897	1,103	6,255	5,231
EBITDA Margin %	11.8%	13.1%	7.9%	11.0%	8.2%

Own iron ore production (million metric tonnes)	13.9	13.7	15.5	55.2	62.8
Crude steel production (million metric tonnes)	21.8	22.6	21.6	90.8	92.5
Total shipments of steel products (million metric tonnes)	20.0	20.3	19.7	83.9	84.6

ArcelorMittal Condensed Consolidated Statement of Cash flows1

In millions of U.S. dollars	Three months ended			Twelve months ended
	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Operating activities:
Income /(loss) attributable to equity holders of the parent	403	680	(6,686)	1,779	(7,946)
Adjustments to reconcile net income / (loss) to net cash provided by operations:
Non-controlling interest’s income / (loss)	(66)	9	(395)	(45)	(477)
Depreciation and impairment	852	693	5,525	2,926	7,956
Exceptional (income)/ charges	-	-	909	(832)	1,436
(Income) / loss from associates, joint ventures and other investments	(14)	(109)	655	(615)	502
Deferred income tax	(93)	79	402	732	571
Change in working capital[12]	495	(565)	1,343	(1,023)	(389)
Other operating activities (net)	76	89	(179)	(214)	498
Net cash provided by operating activities	1,653	876	1,574	2,708	2,151
Investing activities:
Purchase of property, plant and equipment and intangibles	(802)	(535)	(736)	(2,444)	(2,707)
Other investing activities (net)	(7)	235	90	1,301	537
Net cash (used in) investing activities	(809)	(300)	(646)	(1,143)	(2,170)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(450)	(717)	(363)	(6,007)	808
Dividends paid	(7)	(7)	(11)	(61)	(416)
Equity offering	-	-	-	3,115	-
Other financing activities (net)	(11)	(17)	7	27	3
Net cash (used in) / provided by financing activities	(468)	(741)	(367)	(2,926)	395
Net (decrease) in cash and cash equivalents	376	(165)	561	(1,361)	376
Cash and cash equivalents transferred to assets held for sale	(13)	-	-	(13)	-
Effect of exchange rate changes on cash	(15)	29	(89)	(127)	(267)
Change in cash and cash equivalents	348	(136)	472	(1,501)	109

Appendix 1: Product shipments by region

(000'kt)	4Q 16	3Q 16	4Q 15	12M 16	12M 15
Flat	4,301	4,698	3,782	18,207	17,502
Long	817	829	929	3,647	4,372
NAFTA	5,011	5,364	4,581	21,281	21,306
Flat	1,877	1,730	1,760	6,689	6,722
Long	964	1,026	1,085	4,064	4,687
Brazil	2,841	2,751	2,873	10,753	11,540
Flat	6,541	6,562	6,447	27,971	28,210
Long	2,967	2,767	2,983	12,114	12,277
Europe	9,535	9,382	9,473	40,247	40,676
CIS	2,198	2,459	2,160	9,181	8,346
Africa	895	950	917	4,087	4,131
ACIS	3,095	3,408	3,078	13,271	12,485

Note: Others and eliminations line are not presented in the table

Appendix 2: Capital expenditures

(USDm)	4Q 16	3Q 16	4Q 15	12M 16	12M 15
NAFTA	138	98	120	445	392
Brazil	81	44	95	237	422
Europe	313	171	320	951	1,045
ACIS	128	105	81	397	365
Mining	137	113	112	392	476
Total	802	535	736	2,444	2,707

Note: Others and eliminations line are not presented in the table

Appendix 3: Debt repayment schedule as of December 31, 2016

Debt repayment schedule (USD billion)	2017	2018	2019	2020	2021	>2021	Total
Bonds	0.6	1.4	1.6	1.8	1.3	4.8	11.5
Other loans	1.3	0.1	0.3	0.1	0.1	0.3	2.2
Total gross debt	1.9	1.5	1.9	1.9	1.4	5.1	13.7

Appendix 4: Credit lines available as of December 31, 2016

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.3bn tranche of $5.5bn revolving credit facility	21/12/2019	2.3	-	2.3
- $3.2bn tranche of $5.5bn revolving credit facility	21/12/2021	3.2	-	3.2
Total committed lines		5.5	-	5.5

Appendix 5: Reconciliation of EBITDA to operating income

(USDm)	4Q 16	3Q 16	4Q 15	12M 16	12M 15
EBITDA	1,661	1,897	1,103	6,255	5,231
Depreciation	(696)	(693)	(807)	(2,721)	(3,192)
Impairment	(156)	-	(4,718)	(205)	(4,764)
Exceptional (charges)/ income	-	-	(909)[16]	832[15]	(1,436)[16]
Operating income / (loss)	809	1,204	(5,331)	4,161	(4,161)

Note: Segment EBITDA is reconciled to segment operating income in each of the segment discussions above.

Appendix 6: Reconciliation of net debt

(USDm)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015
Short term debt and current portion of long-term debt	1,885	1,817	2,308
Long-term debt, net of current portion	11,789	12,632	17,478
Gross Debt	13,674	14,449	19,786
Less:
Cash and cash equivalents including restricted cash	2,615	2,256	4,102
Net debt	11,059	12,193	15,684

Appendix 7: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/(charges).

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business such as restructuring costs or asset disposals.

Net debt: long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Gross debt: long-term debt, plus short term debt (including those held as part of liabilities held for sale).

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing costs: include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Working capital: trade accounts receivable plus inventories less trade and other accounts payable.

Capex: includes the acquisition of intangible assets (such as concessions for mining and IT support) and acquisition of tangible assets.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: Cash and cash equivalents plus available credit lines including back-up lines for the commercial paper program.

Shipments information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

YoY: Refers to year-on-year.

Free cash flow: Refers to net cash provided by (used in) operating activities less capex.

Net debt/EBITDA: Refers to Net debt divided by last twelve months EBITDA calculation.

Operating results: Refers to operating income/ (loss).

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in appendix 7, as additional measurements to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt and the ratio of net debt to EBITDA as an additional measurement to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 Cash requirements of the business are defined as below EBITDA cash costs/requirements (including capex) and excludes working capital changes and one-off items

3 Following the Company’s equity offering in April 2016, the earnings (loss) per share for prior periods have been recasted in accordance with IFRS for the three months and the twelve months ended December 31, 2015, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price.

4 Impairment charges for 12M 2015 primarily related to: (i) Mining segment ($3.4 billion): consisting of $0.9 billion with respect to goodwill and $2.5 billion primarily related to fixed assets mainly due to a downward revision of cash flow projections relating to the expected persistence of a lower raw material price outlook and (ii) steel segments ($1.4 billion).

5 On February 5, 2016 ArcelorMittal announced it had sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million ($971 million). In addition to the cash consideration, ArcelorMittal received in 2Q 2016 a payment of $11 million as a 2015 dividend.

6 On August 2, 2016, the Company signed an agreement for the sale of its 10.08% interest in Hunan Valin to a private equity fund. On September 14, 2016, the Company transferred the Hunan Valin shares and simultaneously received the full proceeds of $165 million (RMB1,103 million) from the buyer and recorded a gain of $74 million.

7 On July 14, 2015, ArcelorMittal entered into a share swap agreement with Gerdau, as part of which ArcelorMittal received preferred shares of Gerdau and a cash consideration of $28 million in exchange for unlisted Gerdau shares. The share swap resulted in a gain of $55 million from equity method investments and other investments.

8 On September 28, 2016, ArcelorMittal South Africa (“AMSA”) announced that it had entered into agreements to implement a Broad-Based Black Economic Empowerment (B-BBEE) transaction which includes: the issuance of a 17% shareholding in AMSA using a new class of notionally funded shares to a special purpose vehicle owned by Likamva Resources Proprietary Limited (Likamva). Likamva has undertaken to introduce broad-based social and community development organisations as shareholders to hold an effective 5% interest (of the 17%, leaving Likamva with a 12% shareholding) within 24 months; and a 5.1% shareholding in AMSA using another new class of notionally funded shares to the ArcelorMittal South Africa Employee Empowerment Share Trust for the benefit of AMSA employees and AMSA management. All the shares have certain restrictions on disposal for a period of 10 years (“Lock-in Period”), thereby promoting long-term sustainable B-BBEE in AMSA.

9 Effective January 1, 2016, the Company discontinued the use of the SICAD rate (13.5 VEF/$ as of December 31, 2015), which was eliminated by the Venezuelan government, and applied the DICOM rate (previously known as SIMADI) which was 674 VEF/$ at December 31, 2016 to translate the financial statements of its Venezuelan operations from VEF to USD.

10 Under the amended agreement, between Sishen Iron ore Company (Pty) Ltd and ArcelorMittal South Africa the latter pays market price (EPP) for iron ore and therefore no longer contributes towards stripping costs. Accordingly, at December 31, 2015, the “deferred stripping pre-payment asset” was derecognised and written off through profit and loss.

11 Following an extensive engagement ArcelorMittal South Africa reached agreement on an overall settlement with the Competition Commission. A provision of R1.283 billion representing the present value of a proposed administrative penalty of R1.5 billion has been accounted for in ArcelorMittal South Africa’s accounts as of September 30, 2016. In October 2016, Barnes Fencing filed an application with the Competition Tribunal to review and set aside the said settlement agreement in respect of the Barnes matters. In addition, Barnes filed an objection to the settlement agreement and an application to stay. The settlement agreement, as amended to exclude the Barnes case referred to above, was approved, subject to minor amendments, by the Competition Tribunal, on November 16, 2016.

12 Effective 1Q 2016, changes in working capital in the cash flow statement includes certain other amounts payable that were previously classified as part of the other operating activities line. Prior period figures have been recasted accordingly.

13 On July 28, 2016, ArcelorMittal and Megasa Siderúgica S.L. (“Megasa”) signed a shares sale and purchase agreement in respect of ArcelorMittal’s 100% interest in ArcelorMittal Zaragoza (“AM Zaragoza”). The closing conditions were completed on September 30, 2016. As a result, ArcelorMittal transferred its shareholding in AM Zaragoza to Megasa and simultaneously received the total cash consideration of EUR 80 million ($89 million). The cash consideration has been calculated on a cash and debt free basis subject to final working capital adjustment.

14 Assets and liabilities held for sale, as of December 31, 2016, include the carrying value of the USA long product facilities at Steelton and some activities of ArcelorMittal downstream solutions in the Europe segment and America’s Tailored Blanks.

15 On June 23, 2016, following the ratification by the United Steelworkers of a new labor agreement which is valid until September 1, 2018, ArcelorMittal made changes mainly to healthcare post-retirement benefits in its subsidiary ArcelorMittal USA. The changes resulted in a gain of $832 million.

16 The exceptional charges of $1.4 billion for FY 2015 relate to: $909 million booked in 4Q 2015 for the write-down of inventory following the rapid decline of international steel prices; $527 million in 3Q 2015 (which included $27 million of retrenchment costs in South Africa as well as $0.5 billion related to such write-down of inventory).